

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Ofer Naveh
Chief Financial Officer
R.V.B. Holdings Ltd.
Platinum House, 21 Ha'a'rba'ah Street
Tel Aviv, 64739, Israel

>   Re: **R.V.B. Holdings Ltd.**
>   **Form 20-F for the Event Dated August 31, 2011**
>   **Filed September 7, 2011**
>   **Form 6-K filed July 20, 2011**
>   **File No. 000-29884**

Dear Mr. Naveh:

We have reviewed your letter dated December 27, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 13, 2011.

Form 20-F for the Event Dated August 31, 2011

Part I

1C. Auditors, page 2

1.   We note your response to prior comment 1 and your proposed disclosure indicating that on August 22, 2011, Brightman Almagor Zohar & Co. was engaged as your new principal accountants. Please tell us how you considered disclosing whether there were any consultations with the newly engaged accountant during the two most recent fiscal years and any subsequent interim period. Please refer to Item 16.F(a)(2) of Form 20-F.

Environmental Energy Resources (Israel) Ltd.

Interim Condensed Financial Statements

2.   We note your response to prior comment 2 regarding the incorporation by reference of the financial statements of Environmental Energy Resources (Israel) Ltd. ("ERR") included in the company's Form 6-K filed on July 20, 2011. However, we note that your Form 20-F includes the audited financial statements as of and for the year ended December 31, 2010. As a result, if you continue to include the audited financial statements as of and for the year ended December 31, 2010 in your Form 20-F, please revise to include an audit report from your independent accountants covering such period.

Item 19. Exhibits, page 52

3.   Please tell us how you considered including the consent of Brightman Almagor Zohar & Co. in your Form 20-F with regard to the audit report on the financial statements of ERR. Please refer to Item 10.G of Form 20-F.

Form 6-K filed July 20, 2011

Exhibit 99.1

Independent Auditors' Report to the Shareholders of Environmental Energy Resources (Israel) Ltd., page E-3

4.   We note your response to prior comment 2 where you indicate that you will amend Form 20-F filed September 7, 2011 to incorporate by reference, the audited financial statements of ERR under Item 18. However, we note that the independent auditor performed the audit of ERR in accordance with "generally accepted auditing standards in Israel." Please note that Rule 2-02(b) of Regulation S-X, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, requires that financial statements, other than those required to be audited in accordance with the standards of the PCAOB (United States), must be audited in accordance with U.S. generally accepted auditing standards. Since these financial statements do not meet this requirement, they are currently deficient. Please amend the filing to include an audit report that complies with the above requirement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief